[Invesco Letterhead]

February 12, 2019
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:	Ms. Jaea Hahn
Mr. David Manion

Re:	AIM Sector Funds (Invesco Sector Funds)
File No. 333-229241
AIM Counselor Series Trust (Invesco Counselor Series Trust)
File No. 333-229247
AIM Investment Funds (Invesco Investment Funds)
File No. 333-229246
AIM Equity Funds (Invesco Equity Funds)
File No. 333-229251
AIM International Mutual Funds (Invesco International Mutual Funds)
File No. 333-229242
AIM Investment Securities Funds (Invesco Investment Securities Funds)
File No. 333-229249
Short Term Investments Trust
File No. 333-229245
AIM Tax-Exempt Funds (Invesco Tax Exempt Funds)
File No. 333-229240
AIM Growth Series (Invesco Growth Series)
File No. 333-229250
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
File No. 333-229243
Invesco Exchange-Traded Fund Trust II
File No. 333-229252
Invesco Exchange-Traded Self-Indexed Fund Trust
File No. 333-229253
(each a “Registrant” and collectively, the “Registrants”)

Dear Ms. Hahn and Mr. Manion:

On behalf of the Registrants, below are the Registrants’ responses to the comments conveyed telephonically by Mr. Manion on February 4, 2019 and by Ms. Hahn on February 7, 2019, to me with regard to the Registrants’ registration statements on Form N-14 (the “Registration Statements”) relating to the proposed reorganization of certain Oppenheimer Funds into Invesco Funds.  The Registration Statements were filed with the U.S. Securities and Exchange Commission (“SEC”) on January 14, 2019, under Rule 488 (“Rule 488”) under the Securities Act of 1933 (the “Securities Act”).
Below we have provided your comments (in bold) and the Registrants’ response to each comment.  These responses will be incorporated into a filing to be made pursuant to Rule 485(b) of the Securities Act with respect to the AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Invesco Exchange-Traded Fund Trust II and Invesco Exchange-Traded Self-Indexed Fund Trust and a pre-effective amendment number one to be made pursuant to Rule 485(a) of the Securities Act for the other Registrants.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Accounting Comments

Registration Statements Generally

1.	Comment:
The Registration Statements for the AIM Sector Funds (Invesco Sector Funds), AIM Counselor Series Trust (Invesco Counselor Series Trust), AIM Investment Funds (Invesco Investment Funds), AIM Equity Funds (Invesco Equity Funds), AIM International Mutual Funds (Invesco International Mutual Funds), AIM Investment Securities Funds (Invesco Investment Securities Funds), Short Term Investments Trust, AIM Tax-Exempt Funds (Invesco Tax Exempt Funds), and AIM Growth Series (Invesco Growth Series) (collectively, the “Retail Open-End Fund Registrants”) are not eligible for automatic effectiveness pursuant to Rule 488 under the Securities Act because they incorporate by reference to annual reports that had been not filed at the time of the initial filing of the Registration Statements and contained incomplete financial highlights tables.  Please file a pre-effective amendment that contains an incorporation by reference to the shareholder reports that have now been filed on the SEC’s EDGAR system and completed financial highlights tables.

Response:
Pre-effective amendment number 1 to the Registration Statements for the Retail Open-End Fund Registrants will be filed on February 12, 2019, and the pre-effective amendments contain incorporation by reference to the shareholder reports that have been filed on the SEC’s EDGAR system and completed financial highlights tables.

2.	Comment:
The auditor’s consent for Cohen & Company Ltd. (“Cohen”) was only filed in the Registration Statement for AIM Investment Funds (Invesco Investment Funds), Invesco Exchange-Traded Fund Trust II, and Invesco Exchange-Traded Self-Indexed Fund Trust.  It should be included in all the Registration Statements which include an incorporation by reference to Cohen’s report on the financial statements even if the Registrant is only registering shares of a Fund that is not audited by Cohen.

Response:
AIM Sector Funds (Invesco Sector Funds), AIM Counselor Series Trust (Invesco Counselor Series Trust), AIM Equity Funds (Invesco Equity Funds), AIM International Mutual Funds (Invesco International Mutual Funds), AIM Investment Securities Funds (Invesco Investment Securities Funds), Short Term Investments Trust, AIM Tax-Exempt Funds (Invesco Tax Exempt Funds), and AIM Growth Series (Invesco Growth Series) will  include an auditor’s consent from Cohen in pre-effective  amendment number 1 to the Registration Statement of such Registrants.

3.	Comment:
In the SAI for the AIM Counselor Series Trust (Invesco Counselor Series Trust), AIM Growth Series (Invesco Growth Series), AIM Equity Funds (Invesco Equity Funds), AIM Investment Securities Funds (Invesco Investment Securities Funds), and AIM Investment Funds (Invesco Investment Funds), there is an incorporation by reference to the Annual Report to Shareholders for the fiscal year ended December 31, 2017 for the Oppenheimer Global Unconstrained Fund and Oppenheimer Preferred Securities and Income Fund.  The Oppenheimer Global Unconstrained Fund and Oppenheimer Preferred Securities and Income Fund commenced operations in 2018.  Please correct.

	Response:	The incorporation by reference in the SAI has been corrected.

4.	Comment:
For funds with a November 30, 2018 fiscal year end- Oppenheimer International Equity Fund, Oppenheimer International Growth Fund, Oppenheimer SteelPath MLP Alpha Fund, Oppenheimer SteelPath MLP Alpha Plus Fund, Oppenheimer SteelPath MLP Income Fund, and Oppenheimer SteelPath MLP Select 40 Fund, new auditor’s consents need to be filed because the annual report containing the auditor’s report for that fiscal year end was filed after the initial filing of the Registration Statements, and the incorporations by reference to those reports need to be updated in the Registration Statements.

	Response:	The Registrants will file updated consents in pre-effective amendment number one to the Registration Statements that contain the above-listed Funds and will update the incorporations by reference.

Joint Proxy Statement/ Prospectus

5.	Comment:	Complete all open financial highlights tables and information dated as of October 31, 2018, November 30, 2018 and December 31, 2018.

	Response:	All items requiring financial information have been updated and completed.

6.	Comment:
In the disclosure discussing proxy solicitor’s costs, please include an estimate of the legal expenses for the entire reorganization.  In addition, provide the reorganization costs for each reorganization on a fund by fund basis.

Response:
The Registrants respectfully decline this comment.  The investment advisers of the Oppenheimer Funds and the Invesco Funds will bear or arrange for an entity under common ownership thereof to bear all of the expenses of each Oppenheimer Fund and Invesco Fund relating to the reorganizations, whether or not the reorganizations are consummated.  Since neither the Invesco Funds’ shareholders nor Oppenheimer Funds’ shareholders will be bearing any expenses in connection with the reorganization, the Registrants do not believe that information regarding the legal expenses and other costs of the reorganization are a relevant shareholder consideration and thus do not need to be disclosed to shareholders.  Furthermore, Item 7(a) of Form N-14 states: “If proxies are to be solicited, include, where applicable, the information called for by Items 2 and 4 of Schedule 14A of Regulation 14A under the 1934 Act.”  Item 4(a)(3) and (4) of Schedule 14A, in turn, only requires a statement of the cost (or anticipated cost) of the solicitors and the names of the persons bearing the cost of the solicitation.   Conversely, Item 4(b)(4) requires a statement of “the total amount estimated to be spent and the total expenditures to date for in furtherance of, or in connection with the solicitation of security holders.”   The instructions further clarify that this discussion must “include fees for attorneys, accountants, public relations or financial advisers, solicitors, advertising, printing, transportation, litigation and other costs incidental to the solicitation….”  However, this requirement is applicable solely to contested solicitations subject to Rule 14a-12(c).  The Oppenheimer Funds’ proxy solicitation does not involve a contested solicitation, and therefore the requirement of Item 4(b)(4) is not applicable.

7.	Comment:
Confirm supplementally whether there are there any expense recapture arrangements that will survive the reorganization?  See for example, footnote 16 on page 16 of the Joint Proxy Statement/Prospectus relating to certain Oppenheimer Steelpath MLP Funds.

	Response:	There are no expense recapture arrangements that will survive the reorganization.

8.	Comment:	Confirm supplementally that all calculations in the Joint Proxy Statements/Prospectuses are accurate.

Response:
The Registrants confirm that to the best of their knowledge, all calculations in the annual fund operating expense tables and related examples and pro forma capitalization tables contained within the Joint Proxy Statements/Prospectuses are accurate.

9.	Comment:	For all fee tables, please provide a supplemental explanation for each reorganization where the differential in total annual fund operating fund expenses between the Oppenheimer Fund and its Acquiring Fund counterpart is 5 basis points or more. The explanation may be general and not on a fund by fund basis.

Response:
Generally, reductions to total expense ratios are driven by differences in the transfer agent fee structure between the Oppenheimer Funds and the Invesco Funds and economies of scale related to the charging of legal fees, board costs and insurance.  Increases in total expense ratios are driven by the differences in the transfer agent fee structure, money market administration fees and funds with lower assets under management that are impacted by increases in fixed costs.

10.	Comment:
In the annual fund operating expense table for the Oppenheimer  Global Multi-Asset Income, confirm whether the fee waiver includes acquired fund fees and expenses.  If the fee waiver includes acquired fund fees and expenses, does footnote 2 to the expense table need to be revised?

Response:
The footnote relating to the expense limit exclusions has been revised to reflect that it includes acquired fund fees and expenses.  The footnote relating to the acquired fund fees and expenses continues to disclose that the acquired fund fees and expenses are estimated.  The Registrant is treating the new Invesco shell fund as a new fund and the instruction under Form N-1A for Item 2(f)(vi) regarding acquired fund fees and expenses instructs that a new Fund should “[d]isclose in a footnote to the table that acquired fund fees and expenses are based on estimated amounts for the current fiscal year.”

11.	Text:	Footnote 10 to the fee tables states:

For the Invesco Oppenheimer Fundamental Alternatives Fund, Invesco Oppenheimer Global Allocation Fund, Invesco Oppenheimer Global Multi-Asset Growth Fund and Invesco Oppenheimer Gold & Special Minerals Fund, to the extent the Acquiring Fund invests its assets in a direct wholly-owned subsidiary of the Acquiring Fund, Management Fees have been restated to reflect that the combined advisory fee received from the wholly-owned subsidiary and the Acquiring Fund by Invesco Advisers is no greater than the management fee charged to the Acquiring Fund by Invesco Advisers.

	Comment:	Should the advisory fee be grossed up and then waived?

	Response:	The Registrants will not gross up the advisory fees of the subsidiary and then waive them. The Registrants have added the following additional disclosure to the footnote:

To the extent these Invesco Oppenheimer Funds invest their  respective assets in a direct wholly-owned subsidiary, Invesco Advisers will not collect the portion of the advisory fee that Invesco Advisers would otherwise be entitled to collect from such Invesco Oppenheimer Funds, in an amount equal to 100% of the advisory fee that Invesco Advisers receives from the direct wholly-owned subsidiary.

12.	Comment:
In the Section 2- Valuation Section of the Agreement and Plan of Reorganization, are there any changes being made to the Oppenheimer or Invesco Funds’ valuation procedures as a result of the reorganization?

	Response:	No changes are being made to the Oppenheimer or Invesco Funds’ valuation procedures as a result of the reorganization.

13.	Comment:
Will a tax opinion be filed in connection with the reorganizations involving the Oppenheimer Master Event-Linked Bond Fund, LLC, Oppenheimer Master Inflation Protected Securities Fund, LLC and Oppenheimer Master Loan Fund, LLC.

Response:
A tax opinion relating to the reorganizations involving the Oppenheimer Master Event-Linked Bond Fund, LLC, Oppenheimer Master Inflation Protected Securities Fund, LLC and Oppenheimer Master Loan Fund, LLC will be filed by post-effective amendment within a reasonable period of time after it is issued in connection with the closing of the reorganization.

14.	Comment:	Will there be any portfolio re-positionings that occur prior to the reorganizations?

Response:
No portfolio re-positionings (i.e., changes to the portfolio in anticipation of changes in investment approach) are currently contemplated in connection with the reorganizations.  Portfolios may be adjusted by the portfolio managers prior to the reorganizations in the ordinary course of business and consistent with the existing registration statement disclosures.  In addition, some securities may not be able to be transferred due to foreign regulatory restrictions or other impediments to transfer, and alternative investment exposure may be obtained in lieu of these securities in advance of the reorganization.  This possibility is fully disclosed in the Joint Proxy Statement/Prospectus.

Disclosure Comments

15.	Text:	The last sentence of the second paragraph of the shareholder letter states:

At the Meeting, you will be asked to vote on the proposed Reorganization. If shareholders approve the Agreement and certain other closing conditions are satisfied or waived, you will receive after the closing of the Reorganization (in accordance with the terms of the Agreement), a number of shares of beneficial interest of the corresponding Acquiring Fund equal in value to the net asset value of the shares of your Oppenheimer Fund (s) held immediately prior to the Reorganization.

	Comment:	Please add a more definitive date on when the reorganization will occur.

	Response:	Revised as requested.

16.	Comment:
In the Board Considerations section, clarify whether the Board considered any factors that weighed against approval of the reorganization.  If there were no negative factors, confirm that point supplementally.

Response:
The Registrants believe that the Board Considerations discussion fairly describes the factors that the Board weighed. None of the matters considered by the Board is characterized as being positive or negative.  The Board considered details regarding the matters disclosed and concluded, based on the totality of the information as to all factors, to recommend the reorganizations to shareholders.

17.	Comment:	Confirm supplementally that all material differences in principal investment strategies, investment policies and risks have been disclosed in the Joint Proxy Statement/Prospectus.

	Response:	To the best of the Registrants’ knowledge, all material differences in principal investment strategies, investment policies and risks have been disclosed in the Joint Proxy Statement/Prospectus.

18.	Comment:	Confirm supplementally that the risk/return profiles of each Oppenheimer Fund and its Invesco Fund are the same.

	Response:	To the best of the Registrants’ knowledge, the risk/return profiles of each Oppenheimer Fund and its Invesco counterpart are the same.

19.	Comment:	Confirm supplementally whether any Oppenheimer Funds permit recoupment once the Funds are reorganized.

	Response:	There are no expense recoupment arrangements that will survive the reorganization.

20.	Comment:
Confirm supplementally whether there will be any portfolio re-positionings as part of the reorganizations.  If the re-positionings will be material who will bear the expense, including tax consequences.

Response:
No portfolio re-positionings (i.e., changes to the portfolio in anticipation of changes in investment approach) are currently contemplated in connection with the reorganizations.  Portfolios may be adjusted by the portfolio managers prior to the reorganizations in the ordinary course of business and consistent with the existing registration statement disclosures.  In addition, some securities may not be able to be transferred due to foreign regulatory restrictions or other impediments to transfer, and alternative investment exposure may be obtained in lieu of these securities in advance of the reorganization.  This possibility is fully disclosed in the Joint Proxy Statement/Prospectus.

21.	Comment:
With regard to the Cayman Subsidiaries referenced in the Joint Proxy Statement/Prospectus: confirm that (a) the Subsidiary’s financial statements will be consolidated with those of the shell Invesco Oppenheimer Fund; (b) the Subsidiary and its board will designate an agent for service of process by the SEC; (c)  the Subsidiary and its board will agree to the inspection of books and records by the staff of the SEC and will maintain such books and records in compliance with Section 31 of the Investment Company Act of 1940, as amended;  and (d) the Subsidiary’s expenses will be reflected in other expenses of the Invesco Oppenheimer Fund in the annual fund operating expense table.

Response:
To the best of the Registrants’ knowledge, with regard to the Cayman Subsidiaries referenced in the Joint Proxy Statement/Prospectus, the Registrants confirm that (a) the Subsidiary’s financial statements will be consolidated with those of the shell Invesco Oppenheimer Fund; (b) the Subsidiary and its board will designate an agent for service of process by the SEC; (c) the Subsidiary and its board will agree to the inspection of books and records by the staff of the SEC and maintain such books and records in compliance with Section 31 of the Investment Company Act of 1940, as amended;  and (d) the Subsidiary’s expenses will be reflected in other expenses of the Invesco Oppenheimer Fund in the annual fund operating expense table.

22.	Comment:
In the section titled “Potential Pre-Reorganization Interim Advisory Agreements”, consider adding a cross reference to the section discussing the consequences of the failure of a Fund to approve a reorganization.

Response:
Revised as requested.  A cross reference to reference to the section discussing the consequences of the failure of  a Fund to approve a reorganization has been added to the section titled “Potential Pre-Reorganization Interim Advisory Agreements.”  In addition, added to the paragraph under “Terms of the Reorganization” that discusses the consequences of the failure of  a Fund to approve a reorganization is a new sub-heading “Failure of a Fund to Approve a Reorganization.”

23.	Text:
The table heading immediately prior to the sales charge table in the section titled: “Initial Sales Charge, Reductions and Waivers for Funds other than the Oppenheimer Government Money Market Fund and the Oppenheimer Institutional Government Money Market Fund” states:

All Funds other than the Oppenheimer Government Money Market Fund, Oppenheimer Institutional Government Money Market Fund, Oppenheimer Global Multi-Asset Income Fund, Oppenheimer Intermediate Term Municipal Fund, Oppenheimer Limited-Term Bond Fund, Oppenheimer Municipal Fund, Oppenheimer Rochester AMT-Free Municipal Fund, Oppenheimer Rochester AMT-Free New York Municipal Fund, Oppenheimer Rochester California Municipal Fund, Oppenheimer Rochester Fund Municipals, Oppenheimer Rochester High Yield Municipal Fund, Oppenheimer Rochester Limited Term California Municipal Fund, Oppenheimer Rochester Limited Term New York Municipal Fund, Oppenheimer Rochester New Jersey Municipal Fund, Oppenheimer Rochester Pennsylvania Municipal Fund, Oppenheimer Rochester Short Duration High Yield Municipal Fund, Oppenheimer Short Term Municipal Fund, and their respective Acquiring Funds:

24.	Comment:	Consider another way of organizing the table to eliminate such a lengthy header.

	Response:	The Registrants respectfully decline this comment. Given the large number of Funds in the Joint Proxy Statement Prospectus, the Registrants belief that this presentation is the most efficient.

25.	Text:	The first paragraph under the section titled “Terms of the Reorganization states:

The terms and conditions under which each Reorganization may be consummated are set forth in the Agreement.  Significant provisions of the Agreement are summarized below; however, this summary is qualified in its entirety by reference to the form of Agreement, a copy of which is attached as Exhibit E to this Joint Proxy Statement/Prospectus.

	Comment:	Delete the clause: “however, this summary is qualified in its entirety by reference to the form of Agreement”

	Response:	Revised as requested.

26.	Comment:
Confirm supplementally that the Oppenheimer ETF Funds and the Invesco ETF Funds have the same exemptive order conditions for their operation such that the series of the Oppenheimer ETF that are reorganized into the Invesco ETF Funds can continue their operations in reliance on the orders under which the Invesco ETFs operate.

	Response:	Invesco Exchange-Traded Fund Trust II, Invesco Exchange-Traded Self-Indexed Fund Trust, and the Oppenheimer ETF Trust operate under separate ETF exemptive orders of different vintages.

As a result, the conditions vary from order to order.  However, the Invesco ETF Funds confirm supplementally that the series of the Oppenheimer ETF that are reorganized into the Invesco ETF Funds will be able to rely on the Invesco orders, and will be able to continue their operations consistent with the orders under which the Invesco ETFs operate.

The Registrants believe that they have fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact Peter A. Davidson, Esq. at (713) 214-7888 or in his absence, Kenneth L. Greenberg, Esq. at (215) 564-8149 or Eric S. Purple, at (202) 507-5154.

Regards,

/s/ Peter A. Davidson, Esq.
Assistant General Counsel